UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ARVANA INC.

(Exact name of registrant as specified in its charter)

Commission file number:

000-30695

(Commission File Number)

Nevada (State or other jurisdiction of incorporation or organization)	87-0618509 (I.R.S. Employer Identification No.)

299 S. Main Street, 13th Floor

Salt Lake City, Utah 84111

(Address of principal executive offices)

(801) 232-7395

(Registrant’s telephone number)

Approximate Date of Mailing: July 14, 2021

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INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about July 14, 2021, to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Arvana Inc., a Nevada corporation (the “Company”), is furnished in connection with the enlargement of the Board of Directors (the “Board”) of the Company from three to five directors, the appointment of Carl Dawson and Matthew Bentley to those two new board seats and the resignation of Chairman Sir John Baring and Shawn Teigen, to be effective on the eleventh (11th) day following the filing of this Information Statement with the Securities and Exchange Commission (“SEC”).

The appointment of Messrs. Dawson and Bentley as directors of the Company, and the resignations of Sir Baring and Mr. Teigen were made in connection with a non-binding Confidential Term Sheet dated May 21, 2021 (the “Term Sheet”), executed by and among the Company, Altaf Nazerali, his affiliates, and Alki David. The Term Sheet contemplates, in part, debt settlement of existing payables for shares; a prohibition against the sale or transfer of shares held by control persons for twelve-months after the closing of a business transaction; an asset purchase agreement to be determined; appointments to the Board; and a period of exclusivity in order to negotiate ta definitive transaction.

Other than the non-binding Term Sheet, there are no arrangements or understandings between the former and current control persons and their associates with respect to the election of Company directors or other matters.

Effective as of June 30, 2021, in connection with the transaction contemplated by the Term Sheet, the Board resolved to add two new seats on the Board and to appoint Messrs. Dawson and Bentley to those seats. Contemporaneous therewith, the Board has accepted the voluntary resignations of current directors Baring and Teigen, to take effect upon the effectiveness of this Information Statement. The Board has further resolved to eliminate the two Board seats vacated by directors Baring and Teigen upon the effectiveness of their resignations.

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires us to mail this Information Statement to Company’s stockholders prior to effecting a change in a majority of Company’s directors otherwise than pursuant to a meeting of the Company’s stockholders.

The information contained in this Information Statement concerning incoming directors Dawson and Bentley has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company are responsible for the accuracy and completeness of the information provided herein relating to the Company prior to June 30, 2021. The principal executive offices of the Company are located at 299 S. Main Street, 13th Floor, Salt Lake City, Utah 84111.

GENERAL

The Company currently has 4,610,670 shares of its Common Stock outstanding out of a total share capital of 500,000,000 common shares authorized. Subsequent to the execution of the Term Sheet, on due consideration, the former Board elected two new members. The Board currently consists of five members: Sir John Baring (Chairman), Ruairidh Campbell, Shawn Teigen, Carl Dawson and Matthew Bentley. Upon the effectiveness of this Information Statement, Sir Baring and Mr. Teigen will resign as directors of the Company, and following such date, Messrs. Campbell, Dawson and Bentley shall remain on the Board as directors of the Company. A new Chairman will be elected thereafter in due course.

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DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age, occupation and material business responsibilities for each of the Company’s current directors and executive officers, over the past five years, as of June 30, 2021:

Name	Age	Positions and Offices
Ruairidh Campbell	57	Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Director
Sir John Baring	73	Chairman of the Board of Directors
Shawn Teigen	48	Director
Carl Dawson	43	Director
Matthew Bentley	33	Director

Ruairidh Campbell. Mr. Campbell was appointed Chief Executive Officer and director on May 24, 2013, and as Chief Financial Officer on June 25, 2013. Mr. Campbell estimates that he spends approximately thirty percent (30%) of his time, approximately eighteen (18) hours per week, on the Company’s business. He also has other significant responsibilities, as detailed below.

Mr. Campbell brings to his position management skills acquired from a legal and business background encompassing over 25 years of consultancy experience. He is a member of the California State Bar, holds a Bachelor of Arts from the University of Texas at Austin and a Juris Doctorate from the University of Utah College of Law. He started his legal career as an attorney for Baker & McKenzie in Cairo, Egypt transitioning to consultancy work in 2001 on the formation of Orsa & Company. Orsa is dedicated to assisting companies navigate the business environment. Services range from regulatory compliance to managerial duties that include working with government regulators, business organizations, auditors, accountants, attorneys and quasi-public governing bodies responsible for everything from public health to public quotation.

Mr. Campbell is responsible for the overall management of the Company and is involved in its day-to-day operations, finance and administration. Mr. Campbell is also a member of our audit committee.

Mr. Campbell also serves as the chief executive officer, chief financial officer, principal accounting officer and as a director of Allied Resources, Inc. since 1998. Allied is a small public company involved in oil and gas exploration and production.

The Company has concluded that Mr. Campbell should continue to serve as a director due to his knowledge of business, regulatory requirements and management experience.

Sir John Baring. Sir Baring served as chief executive officer of the Company between May 26, 2005, and October 17, 2005. He was appointed as a director on May 26, 2005, and as chairman of the Board on October 17, 2005, on his resignation as chief executive officer. Sir John also has other significant responsibilities as detailed below.

Sir John Baring brings more than 30 years of banking and investing experience to the Board. Since June 2002, Sir John has acted as a managing and founding member of Mercator Management LLC, a leading fund management company.

Sir John Baring acts as chairman of the Company’s Board and is a member of our audit committee.

Sir John Baring has not been a director of any other public companies over the past five years.

Sir Baring has resigned from the Board, such resignation to become effective upon the effectiveness of this Information Statement. The Board has accepted Sir Baring’s resignation.

Shawn Teigen. Mr. Teigen was appointed as a director on June 25, 2013. He also has significant responsibilities with other companies, as detailed below.

Mr. Teigen has been providing consulting services to early-stage businesses for the past 15 years. He currently serves as the Vice President and Research Director of Utah Foundation, a non-profit, non-partisan, public policy research organization. Mr. Teigen has also taught a policy research design course for the past five years as a faculty member in the University of Utah's Master of Public Policy program. He spent two years in Kazakhstan as a U.S. Peace Corps volunteer. Mr. Teigen holds a Master of Public Policy and a BS in Management from the University of Utah. He also serves on the board of directors of certain public-sector and non-profit organizations.

Mr. Teigen is responsible for oversight and overall business strategy as a director of the Company. He also serves as a member of our audit committee.

Mr. Teigen has not been a director of any other public companies over the past five years.

Mr. Teigen has resigned from the Board, such resignation to become effective upon the effectiveness of this Information Statement. The Board has accepted Mr. Teigen’s resignation.

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Carl Dawson. Effective June 30, 2021, Mr. Dawson was appointed to serve on the Board until the next annual meeting of its stockholders for the election of directors.

Since leaving the United States Navy in 2005, after a five-year stint in support of naval intelligence for which he received the Navy Achievement Medal, Mr. Dawson’s professional career has focused on a range of media marketing channels. He worked as the chief operating officer of Barzentone Media, a branding, marketing, and lead generation company from 2005 to 2010, followed by three years as the creative director for Morgan Drexen, a debt relief company. Mr. Dawson joined FilmOn TV Networks in 2013, from which he launched one of the first television media campaigns for a NASDAQ initial public offering, before leaving to form his own media companies. He remains active as founder and chief executive officer of VC Media Partners, an equity crowdfunding solution, that acts in combination with television commercials, roadshows and radio advertising marketing campaigns.

Mr. Dawson earned a B.A. in Computer Science at National University and studied Business Administration and Management at Ohio University.

Mr. Dawson has not entered any arrangement or understanding with any other person pursuant to which he was selected for appointment to the Board. The Company has not determined whether Mr. Dawson will serve on any Board committees.

Matthew Bentley Hoover. Effective June 30, 2021, Mr. Bentley was appointed to serve on the Board until the next annual meeting of its stockholders for the election of directors.

Mr. Bentley is an artist who has spent over fifteen years introducing his talents to a wide range of entrepreneurial ventures who manages his own fine art business Matt Bentley Art. He was the inspiration behind the “Athleisure” genre of hybrid clothing, that combined workout clothes and loungewear, under the @UNCL brand. Mr. Brentley also served as the chief executive officer of Apex Genetics; a business focused on developing legal craft cannabis products. He co-founded SwissX Genetics in 2019, a hemp seed bank that stores and maintains strict quality controls over an expansive range of genetically managed hemp seeds.

Mr. Bentley studied Apparel Manufacturing Management at the Fashion Institute of Design and Merchandising from 2006 until 2008, and Fine Art at the Laguna Art Institute.

Mr. Bentley has not entered any arrangement or understanding with any other person pursuant to which he was selected for appointment to the Board. The Company has not determined whether Mr. Bentley will serve on any Board committee.

Except for those directors whose resignations have been accepted but are not yet effective, the directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company receive limited compensation for their services as members of the Board but are entitled to reimbursement for expenses incurred in connection with their attendance at Board meetings. Officers are appointed by the Board and serve at the discretion of the Board.

The Company has no knowledge of any proceedings to which any of the foregoing individuals or any associate of any such persons, is a party adverse to the Company or has a material interest adverse to the Company.

There are no family relationships among the Company’s directors or officers.

Prior to the appointment of Messrs. Dawson and Bentley, neither has served as a director of, nor did they hold any positions with the Company. Messrs. Dawson and Bentley have each consented to serve as a director of the Company, and, to the best of the Company’s knowledge, neither Mr. Dawson nor Mr. Bentley (i) has a family relationship with any of the directors, executive officers or control persons of the Company; (ii) beneficially owns any equity securities, or rights to acquire any equity securities of the Company; (iii) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has been the subject of any civil regulatory proceeding, or criminal proceeding.

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Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our directors and executive officers and those persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of Company common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances in which an executive officer, director or owner of more than 10% of the outstanding shares of the Company’s common stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The procedures requisite for meetings of the Board are set forth in § 21 of our Bylaws. An annual meeting of the Board is held immediately after an annual stockholder meeting. Regular meetings may be held at any place which has been designated by resolution of the Board or by the written consent of all directors. Special meetings may be held at any time and place, whenever called by the entire Board, the Chairman of the Board, the President or any two directors.

The Board has an audit committee comprised of Sir John Baring, Ruairidh Campbell and Shawn Teigen. The Board has not determined at this time how the audit committee will be comprised following the effectiveness of the resignations of Sir Baring and Mr. Teigen.

As stated in the Company’s most recent Form 10-K filing, our Board has determined that Ruairidh Campbell qualifies as an “audit committee financial expert”, as defined by the rules of the SEC, though it has further determined that he should not be considered “independent” as that term is defined by NASDAQ Marketplace Rule 5605(a)(2). The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company, and has not engaged in various types of business dealings with the company.

The audit committee recommends independent accountants to audit its financial statements, discusses the scope and results of the audit with the independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews non-audit related services performed by an independent accountant.

The functions of our audit committee are effectively served by our Board.

EXECUTIVE COMPENSATION

Executive compensation is set forth in Item 11 of the Company’s Form 10-K for the fiscal year ended December 31, 2020, and filed with the SEC on or about April 8, 2021:

Compensation Discussion and Analysis

The objective of the Company’s compensation program is to provide an incentive to our chief executive officer and chief financial officer for services rendered. The compensation program for our sole executive officer is comprised of a consulting fee invoiced on a monthly basis that is paid to a related party for services rendered in connection with maintaining our public disclosure obligations with the SEC. We believe that this form of compensation is adequate to retain our executive officer at this stage of our development. Nonetheless, when we secure an existing business opportunity our intention is to compensate Company executives in accordance with compensatory packages typical of other smaller reporting companies. We do not expect to rely on any specific formula to determine compensation. Future compensation arrangements for Company executives will most likely include salaries, stock awards and stock options.

Executive compensation paid to a company controlled by our chief executive officer and chief financial officer for the periods ended December 31, 2020, and December 31, 2019, were $15,400 and $8,984 respectively.

During the year ended December 31, 2020, the Company incurred director’s fees of $1,600 (2019 - $1,600).

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Table

The following table provides summary information for 2020 and 2019 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of (i) the chief executive officer and the chief financial officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Ruairidh Campbell CEO, CFO, PAO, and Director	2020 2019	- -	- -	- -	- -	- -	- -	15,400 8,894	15,400 8,894

Outstanding Equity Awards as of December 31, 2020

There were no outstanding equity awards as of December 31, 2020 for our named executive officer.

No share purchase options were granted to our named executive officer during our fiscal year ended December 31, 2020.

Long-Term Incentive Plans

We do not have any long-term incentive plans, pension plans, or similar compensatory plans for our directors or executive officer.

Change of Control Agreements

We are not party to any change of control agreements with any of our directors or executive officers.

Compensation of Directors

The following table summarizes compensation of Company directors for the year ended December 31, 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sir John Baring	800	—	—	—	—	—	800
Shawn Teigen	800	—	—	—	—	—	800
Ruairidh Campbell	—	—	—	—	—	—	—

Employment Agreements

There is no employment agreement with our named executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of June 30, 2021, prior to the effectiveness of certain voting proxies granted on even date, by (i) each of our directors, (ii) each of our executive officers, (iii) our executive officers and directors as a group, and (iv) each beneficial shareholder known to us to own more than 5% of our outstanding common stock. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

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Title of Class	Name and Address of Beneficial Owner (1)	Number of Common Shares	Percentage of Common Shares (2)
Directors and Officers
Common Stock	Ruairidh Campbell, CEO, CFO, PAO and Director 299 S. Main Street, 13th Floor, Salt Lake City, Utah 84111	—	—
Common Stock	Shawn Teigen, Director 299 S. Main Street, 13th Floor, Salt Lake City, Utah 84111	—	—
Common Stock	Sir John Baring, Director 299 S. Main Street, 13th Floor, Salt Lake City, Utah 84111	14,625	<1.0%
Common Stock	All Directors and Executive Officers as a Group (3 persons)	14,625	<1.0%
Common Stock	Valor Invest Ltd. (3) 60 Rue du Rhone, Fifth Floor Geneva 3, Switzerland CH 1211	380,080	8.34%
Common Stock	Altaf Nazerali (3) 3001-788 Richards Street, Vancouver British Columbia, Canada V6B 0C7	1,112,910	24.14%
Common Stock	International Portfolio Management Inc.(3) 3001-788 Richards Street, Vancouver British Columbia, Canada V6B 0C7	1,132,690	24.57%
Common Stock	Raymond Wicki 79 Shosshaldenstrasse Bern, Switzerland CH 3006	426,290	9.25%
Common Stock	Conrad Swanson 792 Seymour Boulevard, North Vancouver British Columbia, Canada V7J 2J6	395,920	8.59%
Total		3,462,515	75.00%

(1)  Under Securities and. Exchange Commission (the “SEC”) Rule 13d-3, the beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: voting power, which includes the power to vote, or direct the voting of shares; and/or investment power, which includes the power to dispose or direct the disposition of shares. On June 30, 2021, Altaf Nazerali, Valor Invest Ltd. and International Portfolio Management Inc. executed proxy agreements for an aggregate number of 2,625,680 shares in favor of Alki David. The proxies in favor of Mr. David convey the power to vote or direct the voting of Company shares for a fourteen (14) month period that commenced on June 30, 2021, and do not include the power to dispose or direct the disposition of said shares.

(2)  The percentage calculations are based on the aggregate of 4,610,670 shares issued and outstanding as at June 30, 2021.

(3)  Valor Invest Ltd. and International Portfolio Management Inc. were under the common control and beneficial ownership of Altaf Nazerali representing 2,625,680 or 57.05% of the Company’s issued and outstanding shares. prior to the delivery of voting proxies to Mr. David. A change in control of the Company is effective as of June 30, 2021, as disclosed on the Form 8-K dated July 7, 2021.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The statements made in this Information Statement referencing the non-binding Term Sheet are qualified in their entirety by reference to the text of said Term Sheet and are expressly made subject to the more complete information set forth therein.

The Term Sheet contemplates, among other matters, the appointment of two new directors and the voluntary resignation of two current Board members, effective on the eleventh (11th) day following the filing of this Information Statement with the SEC. On expanding the number of members of the Board to five from three and appointing Messrs. Dawson and Bentley to serve as members of the Board, Sir Baring and Mr. Teigen tendered their resignation as directors, to be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.

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There are no arrangements or understandings among members of the former and new control group and their associates with respect to the election of Company directors or other matters.

One of the provisions of the Term Sheet is that Altaf Nazerali and affiliated entities (who own, in the aggregate, 2,625,680 Common Shares of the Company representing 57.05% of its issued and outstanding shares) provide proxies to Alki David or his assignee, which proxies effectively transferred voting control of the Company from Mr. Nazerali to Mr. David for a fourteen (14) month fixed term from June 30, 2021, until expiration.

Prior to their respective appointments to the Board, Messrs. Dawson and Mr. Bentley were not directors of the Company, had not previously held positions with the Company, nor been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that require disclosure pursuant to the rules and regulations of the SEC. Neither Mr. Dawson nor Mr. Bentley is subject to any bankruptcy petition filed by or against any business of which they, respectively, are a general partner or executive officer, either at the time of bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceedings (excluding traffic violations and other minor offenses), pursuant to any order, judgment or decree, not subsequently reversed, suspended or vacated, issued by any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities, or been found by a court of competent jurisdiction (in a civil action), including the SEC and the Commodity Futures Trading Commission, to have violated a federal or state securities or commodities law, and such judgment has not been reversed, suspended or vacated.

No action by our stockholders is required in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires us to mail a copy of the Information Statement to our stockholders at least ten (10) days prior to the date on which a change in a majority of our directors is to occur other than pursuant to a meeting of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties, with the exception of Altaf Nazerali as detailed herein, has since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

•	any of our directors or officers;
•	any person proposed as a nominee for election as a director;
•	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
•	any relative or spouse of any of the foregoing persons who has the same house as such person.

Review, Approval and Ratification of Related Party Transactions

Prior to the filing of this Information Statement, pursuant to Section 14(f) of the Exchange Act and SEC Rule 14f-1 promulgated thereunder, the Company has adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

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Stockholders Communications with Directors

Stockholders who want to communicate with our Board can write to:

ARVANA INC.

299 S. Main Street, 13th Floor

Salt Lake City, Utah 84111

Attn: Chief Executive Officer
Telephone: (801) 232-7395

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

  Forward the communication to the officer or director to whom it is addressed;
  Attempt to handle the inquiry directly; or
  File the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available for consideration on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ARVANA INC.

By: /s/ Ruairidh Campbell

By: Ruairidh Campbell

Its: Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer

Date: July 7, 2021.

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